July 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	OceanPal Inc.
Registration Statement on Form F-1
File No. 333-288153

Ladies and Gentlemen:

Maxim Group LLC (“Maxim”), as representative of the underwriters for the referenced offering, hereby concurs in the request by OceanPal Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 a.m. (Eastern Time), or as soon as practicable thereafter, on July 21, 2025, pursuant to Rule 461 under the Securities Act.  Maxim affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name: Larry Glassberg Title: Co-Head of Investment Banking